Exhibit 12.1
WPS Resources Corporation
Ratio of Earnings to Fixed Charges

						2004
(Millions)	2003	2002	2001	2000	1999	9 Months
EARNINGS
Income available to common shareholders	$ 94.7	$ 109.4	$ 77.6	$ 67.0	$ 59.6	$ 82.0
Discontinued operations	16.0	6.0	6.9	5.5	(0.8)	10.6
Cumulative effect of change in accounting principles	(3.2)	-	-	-	-	-
Federal and state income taxes	33.7	28.7	9.2	9.7	29.1	26.7

Pretax earnings from continuing operations	141.2	144.1	93.7	82.2	87.9	119.3

Loss (income) from less than 50% equity investees	4.2	4.1	(6.5)	-	-	(1.9)
Distributed earnings of less than 50% equity investees	7.5	7.0	3.5	-	-	8.5

Fixed charges	63.2	63.5	62.1	58.9	46.0	45.4

Subtract:
Preferred dividend requirement	4.9	4.8	4.6	4.6	4.9	3.6
Minority interest	5.6	-	-	-	-	2.3
Total earnings as defined	$ 205.6	$ 213.9	$ 148.2	$ 136.5	$ 129.0	$ 165.4

FIXED CHARGES
Interest on long-term debt, including related amortization	$ 47.6	$ 43.3	$ 39.5	$ 37.0	$ 27.2	$ 36.7
Other interest	5.5	10.2	12.2	11.9	8.5	3.7
Distributions - preferred securities of subsidiary trust	3.5	3.5	3.5	3.5	3.5	-
Interest factor applicable to rentals	1.7	1.7	2.3	1.9	1.9	1.4
Preferred dividends (grossed up) (see below)	4.9	4.8	4.6	4.6	4.9	3.6

Total fixed charges	$ 63.2	$ 63.5	$ 62.1	$ 58.9	$ 46.0	$ 45.4

Ratio of earnings to fixed charges	3.3	3.4	2.4	2.3	2.8	3.6

PREFERRED DIVIDEND CALCULATION:

Preferred dividends	$ 3.1	$ 3.1	$ 3.1	$ 3.1	$ 3.1	$ 2.3

Tax rate *	36.5%	35.8%	32.5%	32.0%	36.5%	35.5%

Preferred dividends (grossed up)	$ 4.9	$ 4.8	$ 4.6	$ 4.6	$ 4.9	$ 3.6

* The tax rate has been adjusted to exclude the impact of tax credits.